Exhibit 99.1

ELBIT IMAGING ANNOUNCES DISCUSSIONS FOR THE PURCHASE OF GAMIDA CELL LTD.

Tel Aviv, Israel, March 18, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Elbit Medical Technologies Ltd. (“Elbit Medical”) (TASE: EMTC-M), a subsidiary of the Company in which it holds approximately 86% of the voting power, announced that on March 7, 2014, Gamida Cell Ltd., in which Elbit Medical holds approximately 30.8% of the voting power (“Gamida Cell”), received a non-binding proposal contemplating its purchase by a global pharmaceutical company (“Purchaser”).

The proposed consideration for such purchase is expected to include a payment of a significant amount upon closing, as well as certain milestone-based payments (contingent upon development, regulatory approvals or sales related to Gamida Cell’s product), with such proposed consideration expected to amount to up to several hundred million dollars.

No definitive agreement has been signed to date and there is no certainty that the negotiation of such non-binding proposal will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Gamida Cell, Elbit Medical, other shareholders of Gamida Cell and the Purchaser.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Doron Moshe
Chief Financial Officer
Tel: +972-3-608-6025
doronm@elbitimaging.com

Tal Shani
Corporate Secretary
Tel: +972-3-608-6056
tals@elbitimaging.com